The Prudential Series Fund

655 Broad Street, 17th Floor

Newark, New Jersey 07102

VIA EDGAR SUBMISSION

April 6, 2021

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Scott W. Lee

Re:	The Prudential Series Fund: Form N-1A
Post-Effective Amendment No. 89 to the Registration
Statement under the Securities Act of 1933;
Amendment No. 92 to the Registration Statement under
the Investment Company Act of 1940
Securities Act Registration No. 002-80896
Investment Company Act No. 811-03623

Dear Mr. Lee:

On behalf of The Prudential Series Fund (the Registrant), set forth below are our responses to telephonic comments received by the undersigned from the staff (the Staff) of the U.S. Securities and Exchange Commission (the Commission) on March 11, 2021. Such comments relate to the Registrant's Post-Effective Amendment No. 89 to the Registration Statement under the Securities Act of 1933, as amended (the 1933 Act) and Amendment No. 92 to the Registration Statement under the Investment Company Act of 1940 (the 1940 Act) (the Amendment). The Amendment was filed under Rule 485(a)(1) under the 1933 Act solely for the purpose of adding new share classes to multiple portfolios of the Registrant. The multiple portfolios are as follows:

PSF Global Portfolio	PSF PGIM Jennison Blend Portfolio
PSF Mid-Cap Growth Portfolio	PSF PGIM Jennison Focused Blend Portfolio
PSF Natural Resources Portfolio	PSF PGIM Jennison Growth Portfolio
PSF PGIM 50/50 Balanced Portfolio	PSF PGIM Jennison Value Portfolio
PSF PGIM Flexible Managed Portfolio	PSF PGIM Total Return Bond Portfolio
PSF PGIM Government Income Portfolio	PSF Small-Cap Stock Index Portfolio
PSF PGIM High Yield Bond Portfolio	PSF Stock Index Portfolio

For your convenience, a summary of the Staff's comments is included herein and the responses are keyed accordingly, as set forth below. The responses will be included in Post-Effective Amendment No. 91 to the Registrant's registration statement to be filed under Rule 485(b) with effectiveness designated for April 26, 2021.

Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Amendment. The Staff's comments and the Registrant's responses are set forth below.

GENERAL:

1.Comment: Please respond to all comments in a correspondence letter. Please remove any brackets and fill in any blanks in the final version of the Registration Statement. In addition, where the comment applies to disclosure that appears in other portions of the Registration Statement, please make corresponding changes to those sections.

Response: The Registrant submits that it has removed all brackets and has provided all missing information as part of the final version of the Registration Statement. In addition, where the comment applies to disclosure that appears in other portions of the Registration Statement, the Registrant submits corresponding changes were made to those additional portions.

PROSPECTUS:

2.Comment: Please list the portfolios on the Prospectus Cover Page in the same order as the Table of Contents.

Response: The Registrant confirms that the Prospectus Cover Page lists the portfolios in the same order as the Table of Contents.

3.Comment: Where applicable, please include risk disclosure to the Portfolios that reference investments in money market instruments.

Response: The Registrant has reviewed each Portfolio that references investments in money market instruments. The Registrant submits no additional disclosure is needed.

4.Comment: With respect to each Portfolio's principal risk disclosure, the Staff notes that the principal risks appear in alphabetical order. Please consider ordering the risks to prioritize those most likely to adversely affect each Portfolio. After listing the most significant risks, the remaining risk factors may be alphabetized.

Response: We respectfully decline to make this change. Each Portfolio's principal risk disclosure complies with Form N-1A requirements. In addition, as the principal risks are currently clearly listed in alphabetical order, we believe that investors would be cognizant of that fact and thus would not make any wrongful assumptions on the salience of the risk factors based on their current order. Further, as all of the risks listed are risks that we have determined to be principal, we think it would be inappropriate to attempt to emphasize the importance of some over others by attempting to change the order of the principal risks based on the magnitude of each risk. The magnitude of a principal risk may increase or decrease over time due to changing market conditions. As such, the order of magnitude may fluctuate during the time period that each Portfolio's Prospectus is effective, potentially rendering the order chosen as of the initial effective date of the Prospectus inaccurate. Finally, absent some clear standard in Form N-1A as to how determine the importance of various principal risks, we are concerned that asking registrants to perform this exercise will lead to wide discrepancies among various similar funds throughout the industry, which will ultimately lead to investor confusion when comparing funds and attempting to make an investment decision.

5.Comment: For each Portfolio, please update data points referenced the Annual Total Return table to reflect December 31, 2020 data.

Response: The Registrant confirms that the data points referenced the Annual Total Return tables will be updated to reflect December 31, 2020 data.

6.Comment: With respect to the Principal Investment Strategy of the PSF Global Portfolio, the strategy notes "The Portfolio invests its assets primarily in equity and equity related securities in an allocation that approximates the composition of the Portfolio's benchmark, the MSCI World Index." Please modify the use of the term "approximates" in order to provide more clarity.

Response: The Registrant submits that clarifying disclosure has been added to the Principal Investment Strategy.

7.Comment: The "Principal Risks of Investing in the Portfolio" section of the PSF Global Portfolio currently includes Real Estate Risk disclosure. Please clarify if the Portfolio will invest in real estate securities and/or whether real estate securities are part of the MSCI World Index for the Portfolio. In the alternative, please remove the Real Estate Risk disclosure.

Response: The Registrant notes that real estate securities are a part of the MSCI World Index. However, the Registrant submits that the Real Estate risk disclosure is not applicable as a principal risk disclosure. As such, the Registrant has removed the Real Estate Risk disclosure.

8.Comment: The "Principal Investment Strategies" section of the PSF PGIM High Yield Bond Portfolio currently states that the "Portfolio may invest up to 15% of its total assets in securities and instruments that are economically tied to emerging market countries." However, there is no corresponding Emerging Markets risk disclosure. Please include Emerging Markets risk disclosure or supplementally explain why the Emerging Markets risk disclosure is not applicable.

Response: The Registrant submits that Emerging Markets risk disclosure has been included in the PSF PGIM High Yield Bond Portfolio.

9.Comment: As it pertains to the PSF PGIM Jennison Growth Portfolio, the "Principal Risks of Investing in the Portfolio" section currently includes Investment Style Risk disclosure. As part of that risk disclosure, the risk references both growth and value. However, this particular Portfolio is a growth portfolio. Please consider removing references to value in the risk disclosure.

Response: The Registrant has reviewed the risk disclosure and believes the current risk disclosure is sufficient. The Registrant believes that investors would be cognizant of the fact that the Portfolio utilizes a growth investment style and that the growth portions of the Investment Style Risk disclosure, rather than the value portions, are applicable to the Portfolio.

10.Comment: As it pertains to the PSF PGIM Jennison Focused Blend Portfolio, the "Principal Investment Strategies" section currently states that the Portfolio may primarily invest in equity and equity-related securities in a specific amount of US Companies. As such, please consider adding Issuer- specific risk disclosure.

Response: The Registrant submits that Focus Risk disclosure has been added to the PSF PGIM Jennison Focused Blend Portfolio.

11.Comment: As it pertains to the PSF Natural Resources Portfolio, please consider adding the following risk disclosure: Initial Public Offerings (IPOs), Exchange-Traded Funds (ETFs), and Investment Companies.

Response: The Registrant has reviewed the principal investment strategy for the PSF Natural Resources Portfolio and has added ETF Risk disclosure for the Portfolio.

12.Comment: With respect to the PSF Small-Cap Stock Index Portfolio, the strategy notes that the Portfolio normally invests at least 80% of its assets in all or a representative sample of the stocks in the S&P SmallCap 600 Index. Please consider adding strategy language that outlines the remaining 20%.

Response: The Registrant has carefully reviewed the strategy language and respectfully declines to make additional modifications to the strategy disclosure. The Registrant submits that the disclosure adequately summarizes the Portfolio's principal investment strategy.

13.Comment: With respect to the PSF Stock Index Portfolio, the strategy notes that the Portfolio normally invests at least 80% its assets in common stocks of companies that comprise the S&P 500 Index. Please consider adding strategy language that outlines the remaining 20%.

Response: The Registrant has carefully reviewed the strategy language and respectfully declines to make additional modifications to the strategy disclosure. The Registrant submits that the disclosure adequately summarizes the Portfolio's principal investment strategy.

14.Comment: As it pertains to the PSF PGIM Jennison Value Portfolio, the "Principal Risks of Investing in the Portfolio" section currently includes Investment Style Risk disclosure. As part of that risk disclosure, the risk references both growth and value. However, this particular Portfolio is a value portfolio. Please consider removing references to growth in the risk disclosure.

Response: The Registrant has reviewed the risk disclosure and believes the current risk disclosure is sufficient. The Registrant believes that investors would be cognizant of the fact that the Portfolio utilizes a value investment style and that the value portions of the Investment Style Risk disclosure, rather than the growth portions, are applicable to the Portfolio.

15.Comment: The "Principal Investment Strategies" section of the PSF Mid-Cap Growth Portfolio currently states that the Portfolio may invest in derivatives. However, there is no corresponding Derivatives risk disclosure. Please include Derivatives risk disclosure or supplementally explain why the Derivatives risk disclosure is not applicable.

Response: The Registrant submits that Derivatives risk disclosure has been included in the PSF Mid- Cap Growth Portfolio.

16.Comment: With respect to the PSF Mid-Cap Growth Portfolio, the "Principal Investment Strategies" section does not currently state that the Portfolio will make foreign investments. However, the Portfolio includes Foreign Investment Risk disclosure. As such, please consider adding Foreign Investment strategy disclosure or consider removing the Foreign Investment Risk.

Response: The Registrant has reviewed the strategy and will remove the Foreign Investment Risk disclosure.

17.Comment: As it pertains to the PSF Mid-Cap Growth Portfolio, the "Principal Risks of Investing in the Portfolio" section currently includes Investment Style Risk disclosure. As part of that risk disclosure, the risk references both growth and value. However, this particular Portfolio is a growth portfolio. Please consider removing references to value in the risk disclosure.

Response: The Registrant has reviewed the risk disclosure and believes the current risk disclosure is sufficient. The Registrant believes that investors would be cognizant of the fact that the Portfolio utilizes a growth investment style and that the growth portions of the Investment Style Risk disclosure, rather than the value portions, are applicable to the Portfolio.

18.Comment: As it pertains to the PSF Mid-Cap Growth Portfolio, the "Principal Risks of Investing in the Portfolio" section currently includes Small and Medium Sized Company Risk disclosure. Please replace this risk disclosure with risk disclosure that is specific to Medium Sized Companies only.

Response: The Registrant has replaced "Small and Medium Sized Company Risk" disclosure with "Mid-Sized Company Risk" disclosure.

PART C:

19.Comment: When incorporating by reference in Part C, please include the 1933 Act number.

Response: The Registrant confirms that, where applicable, the 1933 Act number has been included as part of the Part C.

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Please contact the undersigned at (973) 367-7659 with any questions.

Sincerely yours,

/s/ Melissa Gonzalez

Melissa Gonzalez

Vice President and Corporate Counsel